Via EDGAR Submission

October 18, 2024

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Babette Cooper
Kristina Marrone
Kibum Park
Brigitte Lippmann

Re: FACT II Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 30, 2024

File No. 333-281593

Ladies and Gentlemen:

On behalf of FACT II Acquisition Corp., a Cayman Islands exempted company (“we” or the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 15, 2024, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on September 30, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 2 to the Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note that Sponsor HoldCo has committed to purchase 202,500 private placement units and 405,000 restricted Class A shares at a price of $10 per private placement security. Please clarify that Sponsor HoldCo and the non-managing HoldCo investors will not pay a separate price for the restricted Class A shares or advise. If applicable, disclose that the non-managing HoldCo investors also have a conflict of interest determining whether a business combination target is appropriate based on their restricted Class A share holdings.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 1, 4, 22, 26, 78, 105, 108-109, 151-153, 156 and 193 of the Amended Registration Statement in accordance with the Staff’s comment.

2.	We note your response to prior comment 1 and your disclosure that the non-managing HoldCo investors have not indicated an interest in purchasing units in the public offering. Please delete the language throughout the prospectus relating to expressions of interest.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 25, 77, 153 and 193 of the Amended Registration Statement in accordance with the Staff’s comment.

3.	We reissue prior comment 4. On the cover page, please quantify the amount of the compensation received or to be received by the sponsor and its affiliates, as described on pages 3 - 4, and provide the other disclosures required by Item 1602(a)(3) of Regulation S-K. Also provide a cross-reference to the locations of related compensation disclosures in the prospectus.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement in accordance with the Staff’s comment.

Summary, page 1

4.	We note your response to prior comment 7. On page 36, please clarify that your sponsor’s investment in your founder shares and your private placement units will be worthless if you do not consummate your initial business combination.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 37 of the Amended Registration Statement in accordance with the Staff’s comment.

5.	We note your response to prior comment 8. Please include your revised disclosure on page 101 in the summary section.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 of the Amended Registration Statement in accordance with the Staff’s comment.

Risk Factors, page 42

6.	In response to prior comment 16, we note your disclosure on page 109 that "in order to facilitate our initial business combination, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement units (other than private placement units indirectly owned by the non-managing Holdco investors) or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may divest its interest in the company and be replaced by a different sponsor prior to identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 81 of the Amended Registration Statement in accordance with the Staff’s comment.

We may not be able to complete an initial business combination since . . ., page 48

7.	We note your response to prior comment 11. Please include your response to our comment in this section of the filing.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 of the Amended Registration Statement in accordance with the Staff’s comment.

Management, page 136

8.	We note your response to prior comment 19. Under Conflicts of Interest, please also disclose the $2,000,000 in working capital loans.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 147 of the Amended Registration Statement in accordance with the Staff’s comment.

Certain Relationships and Related Party Transactions, page 155

9.	We note your disclosure that Sponsor HoldCo has agreed to reserve 20,000 founder shares to sell and transfer to a senior advisor of the company. Please disclose the name of the senior advisor. See Item 404(a)(1) and Item 404(d)(1) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 2, 4, 18, 22, 78, 104-105, 109, 151-152, and 156-157 of the Amended Registration Statement in accordance with the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

10.	We note the signature of WithumSmith+Brown, PC has been omitted from your audit report. Please amend to provide an audit report that includes the signature of your current auditors. Refer to AS 3101.10.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-2 of the Amended Registration Statement in accordance with the Staff’s comment.

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If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner
Brandon J. Bortner
of PAUL HASTINGS LLP

cc:	Adam Gishen, FACT II Acquisition Corp.

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